  Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON PRESIDENT & CEO APPOINTED TO
BOARD OF DIRECTORS OF CANADIAN NUCLEAR ASSOCIATION

Toronto, ON – June 25, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) (NYSE American: DNN) is pleased to announce that David Cates, President & CEO of Denison, has been appointed to the Board of Directors and the Executive Committee of the Canadian Nuclear Association (“CNA”) at the CNA’s 58th Annual General Meeting, held in Saskatoon on June 5, 2018.

Dr. John Barrett, President & CEO of the CNA commented “Denison has a long history of supporting the CNA and we are pleased to have David join the Board and the Executive Committee. Denison is already an excellent steward for the nuclear energy industry through its investor outreach activities and David is expected to bring a unique perspective to the CNA leadership team based on his involvement in Canada’s ambitious uranium exploration and development sector.”

Serving as a “member-at-large” on the Executive Committee, Mr. Cates will join CNA leadership representatives from industry leading firms such as Ontario Power Generation, Cameco Corp., Bruce Power, SNC-Lavalin, and Hatch Ltd. In addition, Mr. Cates will serve on the Board of Directors as a representative of the CNA’s “Class 4” group of companies, which includes firms involved in manufacturing and uranium exploration activities.

David Cates, President & CEO of Denison commented “I’m honoured to join the CNA Board and Executive Committee on behalf of Denison Mines. The CNA plays a vital role in representing and promoting the nuclear energy industry in Canada. Denison believes in the importance of nuclear energy as a source of emission free, low-cost, reliable base-load energy, and that Canada’s nuclear energy industry is uniquely bolstered by the fact that the Athabasca Basin region, in northern Saskatchewan, is the most attractive jurisdiction for uranium mining investment globally.”

The Canadian Nuclear Association

The CNA is a non-profit organization established in 1960 to represent the nuclear industry in Canada and promote the development and growth of nuclear technologies for peaceful purposes. The CNA’s objectives include, creating and fostering a political environment and reasonable regulatory framework for advancing the nuclear industry in Canada; encouraging cooperation among various industries and agencies with a common interest in the development of nuclear power; providing a forum for the discussion and resolution of issues of concern to members, industry or the Canadian public; and to encourage cooperation with other associations with similar objectives and purposes.

For more information about nuclear energy in Canada, or the CNA and its members or initiatives, please visit the CNA's website at cna.ca or contact Erin Polka, Manager of Communications & Media Relations for the CNA, by email at polkae@cna.ca, or by phone at +1-613-237-4262.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 353,000 hectares. Denison's interests in Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.45% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: Mr. Cates’ role on the CNA Board and Executive Committee and expectations with respect to the membership thereof; and Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners, as applicable.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 27, 2018 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.